

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Sergio Marchionne
Chairman
Fiat Investments N.V.
240 Bath Road
Slough SL1 4DX
United Kingdom

> **Re: Fiat Investments N.V.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted May 30, 2014**
> **CIK No. 0001605484**

Dear Mr. Marchionne:

We have reviewed your responses to the comments in our letter dated May 12, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 9

Risks Related to Our Business, Strategy and Operations, page 9

Our profitability depends on reaching certain minimum vehicle sales volumes, page 9

1. We note your response to our prior comment 11. It appears that changes in relative mix of sales of small cars compared to trucks and SUVs, particularly in the NAFTA segment, could materially affect your business. Please discuss the attendant risks and provide a quantitative illustration to the extent practicable. We note in this regard your disclosure on pages 127-28 and 142 of MD&A.

The Merger, page 33

Background to the Merger, page 33

2. We note your response to our prior comment 17 that "[a]lthough certain members of the Board of Exor S.p.A. are also directors of Fiat, Exor has not separately participated in any decisions as to the structure of the proposed merger." Please clarify here and in your prospectus summary section that certain members of the board of Exor, including Sergio Marchionne, are also directors of Fiat.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 75

Unaudited Pro Forma Condensed Income Statement for the year ended December 31, 2013, page 77

Footnote (1), page 77

3. We note you have revised this footnote disclosure, as well as others on pages 77, 78 and 79, to indicate that the tax effect on certain pro forma adjustments was calculated using the applicable tax rate of 36.98%. In light of the fact that this does not appear to be the effective tax rate for either 2013 or the three months ended March 31, 2014, please explain to us how you determined or calculated this tax rate.

Footnote (2), page 77

4. We note from your response to our prior comment 29 that you have revised your disclosure in footnote (2) to indicate that the €992 million amount was the amount recorded in the historical consolidated income statement for the year ended December 31, 2013. However, since that amount does not appear to be separately disclosed in the notes to the historical financial statements, we believe that your disclosure in footnote (2) should explain how you determined or calculated the amount. As previously requested, please revise to explain how you determined or calculated the €992 million adjustment to reflect the elimination of Chrysler's profit attributable to non-controlling interest.

Footnote (3), page 77

5. We note from your response to our prior comment 31 that you have revised the disclosure on page 78 in response to our comment. However, we do not believe that your revised disclosure appropriately addresses our prior comment. As previously requested, please explain in footnote (3) how you calculated or determined the €326 million of interest expense that was recognized by Fiat Group on the VEBA Trust Note that will be eliminated as a result of its repayment. In this regard, we believe your disclosure should include the amount of the VEBA Trust Note and the applicable interest rate, as disclosed on page F-154 in Note 27. Please revise accordingly.

Unaudited Pro Forma Condensed Consolidated Income Statement for the three months ended March 31, 2014, page 79

Footnote (3), page 79

6. We note that this adjustment includes a net reduction of $12 million of interest expense due to the Chrysler Refinancing. Please expand the disclosure to include the interest rates and amount of debt used to calculate both the new debt in the period, and the elimination of the historical VEBA Trust Note. Also, please place footnote (3) next to

the €4 million adjustment to the tax provision rather than next to the effect of the
Chrysler refinancing adjustments on the profit (loss) from continuing operations.

Management's Discussion and Analysis, page 123

Vehicle Profitability, page 127

7. We note from your response to our prior comment 41 that you have revised your
    disclosure on pages 127 and 128. However, we do not believe that your revised
    disclosure adequately addresses our prior comment. As previously requested, please
    disclose the percentage of which larger vehicles in the NAFTA segment (e.g. minivans,
    larger utility vehicles and pick-up trucks) contribute to your total sales or profitability. In
    addition, in light of the disclosure that these vehicles have lower fuel economy and
    consumer preferences tend to shift away from larger vehicles in periods of rising fuel
    prices, please consider presenting a corresponding sensitivity analysis illustrating the
    potential impact that a shift in consumer preferences could have on your results of
    operations. Also, we note from your response that, in the EMEA and LATAM segments,
    vehicles that are newer models, such as the Group's Fiat 500 family of vehicles, tend to
    be more profitable than older model vehicles. Please incorporate this disclosure into your
    MD&A discussion on vehicle profitability.

Results of Operations, page 141

Consolidated Results of Operations – 2013 compared to 2012 and 2012 compared to 2011, page
154

8. We note from your response to our prior comment 43 that you have revised your
    disclosure in MD&A to include a discussion of the results of operations attributable to
    Chrysler for the full year ended December 31, 2012 as compared to the seven months
    ended December 31, 2011. However, we believe that in addition to discussing the
    reasons for the changes in the results of operations, you should quantify the effect of each
    factor or reason for the change. For example, you disclose on page 167 that as a
    percentage of NAFTA net revenues attributable to Chrysler, NAFTA trading profit
    attributable to Chrysler increased from 4.2 percent in 2011, to 5.7 percent in 2012, due to
    the combination of positive pricing actions during the year, including product content
    enhancements, and the effects of purchasing and WCM efficiencies achieved. However,
    you do not quantify these changes or provide the actual cost figures necessary to put
    these changes in proper context. Please revise your discussion accordingly.

Liquidity and Capital Resources, page 181

9. In light of the fact that Euros is your reporting currency, please ensure all amounts are
    disclosed in terms of Euros. For example, the additional secured senior notes issued in
    2014 are disclosed in terms of US dollars only on page 196. These notes should also be

disclosed in terms of Euros. Your discussion of the transactions in which you acquired the remaining 41.5% interest in Chrysler from the VEBA Trust discussed on page 186 and any other disclosures which have been presented in US dollars should be similarly revised.

Table of Contractual Obligations, page 201

10. We note from your response to our prior comment 46 and your revised disclosure on page 201 that you have revised to disclose a pro forma table of contractual obligations as of December 31, 2013. However, our prior comment was meant to request a pro forma table of contractual obligations in addition to the historical table of obligations as of December 31, 2013. Please also include a table of your historical contractual obligations as of December 31, 2013 in addition to the pro forma table giving effect to the Chrysler Refinancing.

Major Shareholders and Related Party Transactions, page 214

11. We note your response to our prior comment 50 and reissue. Please clarify, if true, that the managing directors of G.A. have voting power or dispositive power for the Fiat shares held by Exor.

The FCA Shares, Articles of Association, and Terms and Conditions, page 216

Loyalty Voting Structure, page 217

12. We note from your response to our prior comment 52 that because the special voting shares will not be issued until after the Merger is consummated, which will only occur once the Registration Statement is declared effective, the Merger is approved by your shareholders and the Merger is effectuated, you do not believe that the disclosures in IAS 1.79(a) apply. However, due to the unique nature of these voting shares which will be issued in connection with this transaction, we continue to believe that you should revise MD&A to disclose these special voting rights with respect to FCA's shares that will exist following the completion of the merger. Please revise MD&A to include disclosure regarding these special voting rights with respect to the loyalty shares.

Interim Consolidated Statements of Changes in Equity, page F-6

13. We note that the purchase of shares in subsidiaries from non-controlling interests resulted in an adjustment of €518 million to the remeasurement of defined benefit plan reserve. Please explain to us and revise the notes to your interim financial statements to disclose how this amount was calculated or determined.

Consolidated Financial Statements as of and for the Year Ended December 31, 2013

Consolidated Income Statement, page F-43

14. We note from your response to our prior comment 55 that you believe that because EBIT reflects the results of your operating activities, the presentation of Trading Profit on the face of the consolidated income statements is not precluded by paragraph BC56 of IAS 1. Although we note that you disclose in Note 34 that EBIT is the primary measure used for monitoring segment performance, we continue to believe that it could be confusing to an investor as to which measure on the face of your income statement represents operating profit. In this regard, we believe that the Trading Profit subtotal could be regarded by investors as a subtotal representing operating activities. Because this subtotal excludes certain operating activities amounts, such as certain impairments, warranty costs and other "unusual" charges, we believe the presentation of such a subtotal is not appropriate based on the guidance in IAS 1.103 and BC56 of IAS 1. Please revise your income statement to eliminate this Trading Profit subtotal, or alternatively, revise to include all income and charges which relate to operations, as components of your Trading Profit subtotal. Please also similarly revise your Summary Historical Financial Data on page 4 and Selected Historical Consolidated Financial and Other Data on page 69 and your discussion of this measure included in MD&A.

Notes to the Consolidated Financial Statements, page F-48

Impairment of assets, page F-61

15. We note from your response to our prior comment 59 that it appears you have impairment charges recognized on the income statement within unusual income/expense, costs of sales, and research and development. In light of the fact that you present your income statement in terms of function, we believe that your notes to the financial statements should be revised to clearly disclose the total impairment charges recognized each period, as this relates to the nature of the expense. See paragraph 104 of IAS 1.

16. Similarly, we believe that you should revise the notes to the financial statements to clearly disclose the total amount of expense related to warranty costs and the write-down of development costs incurred for each period, as these costs also appear to be included in the income statement within several different line items. Please revise accordingly.

Financial instruments, page F-62

17. We note your response to prior comment 60 and that you clarify that the changes in cash equivalents relate to changes in the seasonal levels of cash equivalents not changes in value. We also note your disclosure on page 208 that states that "[f]loating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt." The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging

derivative instruments. A hypothetical 10 percent increase in short-term interest rates at December 31, 2013, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net expenses before taxes, on an annual basis, of approximately €13 million (€10 million at December 31, 2012)." Please address the risk of change in value you have described here and explain why these financial instruments are classified as cash equivalents.

(8) Other unusual income/(expenses), page F-97

18. We note from your response to our prior comment 63 that the €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee, was presented as unusual expense due to the significance and magnitude of the voluntary warranty campaign. Please revise your disclosure regarding warranty expenses and related provisions in the notes to the financial statements, and in Critical Accounting Estimates section of MD&A to explain how and why you classify certain warranty costs as unusual expenses rather than cost of sales.

19. We note from your response to our prior comment 65 that you do not believe that the €220 million charge related to the revaluation of the inventories of Chrysler on initial consolidation as the consequence of measuring the identifiable assets acquired and identifiable liabilities assumed at fair value should be included in cost of sales because the business combination was considered infrequent and such revaluation was only incidentally related to the ordinary activities of the group. However, we do not believe that your response is adequately supported by the IFRS guidance. It appears from paragraph 38 of IAS 2, that cost of sales should include all "abnormal" inventory costs as well as typical inventory costs. Please revise to classify these costs as cost of sales, or alternatively, please cite authoritative IFRS literature that supports the classification of these inventory costs outside of cost of sales.

(32) Explanatory notes to the Consolidated statement of cash flows, page F-163

20. Please revise Note (32) to the financial statements to disclose the nature and amount of all significant items included in the "changes in working capital" line item on your statement of cash flows during all periods presented in your financial statements.

Item 21. Exhibits and Financial Statement Schedules, page II-1

21. We note your response to our prior comment 78. Please file instrument governing the Global Medium Term Note Program as an exhibit to your amended registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP